Item 77E - Deutsche Equity 500 Index Portfolio
(formerly DWS Equity 500 Index
Portfolio)
On December 7, 2010, Deutsche Equity 500 Index
Portfolio (formerly DWS Equity 500 Index
Portfolio) (the "Trust") was named as a defendant in the First Amended Complaint filed by the Official
Committee of Unsecured Creditors in the U.S.
Bankruptcy Court for the District of Delaware in the lawsuit styled Official Committee of Unsecured
Creditors of Tribune Company, et al., v. Fitzsimons et al. (the "Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune
Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The Lawsuit has been consolidated in a multi-district litigation in the United States District
Court for the Southern District of New York, case no. 12-MC-2296. At the outset of the Lawsuit, the Court issued a scheduling order which stayed all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases. On September 23, 2013, the District Court entered an order granting the defendants' motion to dismiss in those related cases due to the pendency of the Lawsuit seeking recoveries on similar grounds, and the plaintiffs in the related cases have appealed that order to the United States Court of Appeals for the Second Circuit. Oral arguments were held in November 2014. On March 29, 2015, the Second Circuit, in a unanimous opinion, affirmed the District Court's dismissal of the related cases. The plaintiffs in the related cases subsequently filed a petition for rehearing, which the Second Circuit denied on July 22, 2016.
Accordingly, the Lawsuit will continue to seek recovery of all amounts that the Trust received on a theory of intentional fraudulent conveyance. On
November 21, 2013, the District Court entered
Master Case Order No. 4 ("MCO 4") setting forth the procedures to govern the Lawsuit and effectively lifting the above-referenced stay. Among other things, MCO 4 requires the parties to present proposals for a structure to govern the upcoming pre-answer motions to dismiss stage of the Lawsuit. On April 25, 2014, the District Court entered an order governing the upcoming stage of the Lawsuit, which directed Ropes & Gray, as Liaison Counsel to the Shareholder Defendants, to file a global motion to dismiss (the "Global Motion to Dismiss") the Lawsuit on behalf of all shareholder defendants named in Exhibit A to the current Fifth Amended Complaint (including the
Trust). Briefing of the Global Motion to Dismiss has concluded, and the District Court has not yet scheduled a date for oral argument. The District
Court has also deferred all other proposed motions to dismiss the Lawsuit, if necessary, until a later date to be determined. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.